

September 17, 2010

Charles Hazzard
President and Chief Executive Officer
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, Nevada 89052

>   **Re: Game Plan Holdings**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed August 25, 2010**
>   **File No. 333-160730**

Dear Mr. Hazzard:

      We have reviewed the above-referenced filing and the related response letter dated August 25, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2010.

Description of Business, page 17

1.   We note your response to prior comment 3. Please include in the business section a brief discussion of the development of your business during the last three years, including the 2007 "Reorganization." Your discussion should briefly describe your relationship with Game Plan Canada prior to the "Reorganization" and specify whether any of your officers, directors or employees were officers, directors or employees of Game Plan Canada. Disclose the material terms of any agreements pursuant to which Game Plan Canada provided your company funding for your business activities, such as the development of your website. See Item 101(h)(3) of Regulation S-K. In addition, it appears that you should file the reorganization agreement as an exhibit to the registration statement pursuant to Item 601(b)(2) of Regulation S-K. Ensure that your disclosure is consistent with your response to comment 4 below.

2.   We refer to the revisions made in response to prior comment 5. Please disclose the payment terms under which you occupy the office space or, if there are no payment terms, include a statement to this effect.

Selling Shareholders, page 27

3.   You state that Mr. Hazzard "transferred" 148,000 shares of the Company. Please explain the circumstances, timing and terms of the transfer(s). In addition, as previously requested in prior comment 3, where a shareholder obtained his or her shares in more than one of the described transactions, you should add footnote disclosure for each such person quantifying the number of shares obtained in each transaction.

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

4.   Please clarify the relationship between Game Plan Canada, Game Plan USA and the shareholders of each, including a detailed description of how these entities were "co-dependent upon each other both financially and intellectually" prior to the 2007 Reorganization Agreement. Tell us whether these entities were considered, at the time of the transaction, to be entities under common control as defined in paragraphs D11-D13 of SFAS 141. Further, explain in greater detail how you accounted for the recapitalization, including the identification of the specific accounting literature upon which you relied. For example, your disclosure describes the use of a "pooling of interest" approach. Please explain how your accounting for this transaction complies with the provisions of the controlling guidance at the time of the transaction, SFAS 141, which upon its Effective Date, eliminates the pooling-of-interests of accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Period Ending December 31, 2008 through the quarter ending June 30, 2010, page 27

5.   We refer to your response and the related revisions to your document in response to prior comment 8. You attribute the increase in your operating expenses in part to an increase in the salary paid to your chief executive officer. The disclosure in your summary compensation tables, however, indicates that your chief executive officer's salary remained the same in 2008 and 2009. Please advise. Also, please quantify the amount of the salary increase as well as each of the other factors that materially impacted the increase in operating expenses.

Directors, Executive Officers, Promoters and Control Persons, page 28

6.   We note that you have revised your document in response to prior comment 10 to state that your director, Ronald Smith, is currently the director of GreyHawk, Inc., which you describe as a wholly-owned subsidiary of BB&T Corporation. However, it does not appear that GreyHawk, Inc. is presently a subsidiary of BB&T Corporation. Please advise.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (949) 453-8774
Lawrence Horwitz, Esq.
Kimberly Brooks, Esq.
Horwitz, Cron & Jasper, PLC